UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cardiovascular Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

141619106

(CUSIP Number)

Glen D. Nelson, M.D.

301 Carlson Parkway, Suite 275

Minnetonka, MN 55305

(952) 404-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141619106

1	NAMES OF REPORTING PERSONS Glen D. Nelson, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,447,869
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,447,869
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,447,869 (1)
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

Does not include 66,351 restricted stock unit awards that represent the right to receive a payment from the Company equal in value to the market price of one share per unit of the Company’s common stock, which will be payable in cash or shares of the Company’s common stock as of (a) for 4,581 restricted stock unit awards, August 13, 2015 or (b) for 61,770 restricted stock unit awards, the date that is six months following the date of the termination of Dr. Nelson’s board membership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Of the total of 1,447,869 shares of common stock that are beneficially owned, (a) 431,588 shares are held directly by Dr. Nelson; (b) 28,500 shares are held by the Glen D. Nelson 2012 Family Trust; (c) 429,970 shares are held by GDN Holdings, LLC, of which Dr. Nelson is the sole owner; (d) 48,524 shares are issuable upon the exercise of options granted to Dr. Nelson that are vested and exercisable within 60 days; and (e) 509,287 shares are issuable upon the exercise of warrants held by GDN Holdings, LLC that are exercisable within 60 days.
(2)	The percentage is based upon 29,779,548 shares of common stock outstanding as of December 31, 2013, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2014, and 557,811 shares of common stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 141619106

1	NAMES OF REPORTING PERSONS Glen D. Nelson 2012 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The percentage is based upon 29,779,548 shares of common stock outstanding as of December 31, 2013, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2014.

CUSIP No. 141619106

1	NAMES OF REPORTING PERSONS GDN Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 939,257
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 939,257
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 939,257(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Of the total of 939,257 shares of common stock that are beneficially owned, (a) 429,970 shares are held by GDN Holdings, LLC, of which Dr. Nelson is the sole owner and (b) 509,287 shares are issuable upon the exercise of warrants held by GDN Holdings, LLC that are exercisable within 60 days.
(2)	The percentage is based upon 29,779,548 shares of common stock outstanding as of December 31, 2013, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2014, and 509,287 shares of common stock that may be acquired by the Reporting Person upon the exercise of warrants exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Cardiovascular Systems, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 651 Campus Drive, St. Paul, Minnesota 55112-3495.

Item 2.	Identity and Background.

This statement is being jointly filed by the following persons (the “Reporting Persons”):

Glen D. Nelson, M.D., a citizen of the United States of America, and the sole owner of GDN Holdings, LLC, which is his principal occupation. Dr. Nelson is also the Chairman of the Company’s Board of Directors.

Glen D. Nelson 2012 Family Trust, a trust formed under the laws of the state of Minnesota.

GDN Holdings, LLC, a Minnesota limited liability company that is primarily a private investment company.

The business address of the Reporting Persons is 301 Carlson Parkway, Suite 275, Minnetonka, MN 55305.

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Stock acquired by the Reporting Persons during the period covered by this Schedule 13D was acquired by the Reporting Persons: (1) in open market purchases using personal funds of Dr. Nelson for a total of approximately $642,383; (2) as warrant exercise transactions using funds from GDN Holdings, LLC for a total of approximately $1,589,803; or (3) as compensation for Dr. Nelson’s service on the Board of Directors of the Company.

Item 4.	Purpose of Transaction.

The shares of the Company’s Common Stock were acquired by the Reporting Persons for investment purposes. Dr. Nelson is Chairman of the Board of Directors of the Company. In his capacity as Chairman of the Company, Dr. Nelson may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options or warrants currently held or subsequently acquired by them, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own the amount of Common Stock set forth below. For Dr. Nelson, the percentage set forth below is based upon 29,779,548 shares of Common Stock outstanding as of December 31, 2013, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2014, and 557,811 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days. For the Glen D. Nelson 2012 Family Trust, the percentage set forth below is based upon 29,779,548 shares of Common Stock outstanding as of December 31, 2013, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2014. For GDN Holdings, LLC, the percentage set forth below is based upon 29,779,548 shares of Common Stock outstanding as of December 31, 2013, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 7, 2014, and 509,287 shares of Common Stock that may be acquired by the Reporting Person upon the exercise of warrants exercisable within 60 days.

Dr. Nelson:

Percentage of
Shares of Common Stock	Outstanding Common Stock
1,447,869	4.8%

Glen D. Nelson 2012 Family Trust:

Percentage of
Shares of Common Stock	Outstanding Common Stock
28,500	Less than 1%

GDN Holdings, LLC:

Percentage of
Shares of Common Stock	Outstanding Common Stock
939,257	3.1%

(b) The information set forth in items 7 through 11 of the cover pages (pages 1-2) hereto is incorporated herein by reference.

(c) From the prior date of filing, January 30, 2013, to December 31, 2013, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares				Purchase Price of Security
5/9/2013	Dr. Nelson	Open Market Purchase	Common Stock	8,393				$17.9938
5/13/2013	Dr. Nelson	Open Market Purchase	Common Stock	10,000				$18.2117
5/14/2013	Dr. Nelson	Open Market Purchase	Common Stock	1,753				$18.9119
5/15/2013	Dr. Nelson	Open Market Purchase	Common Stock	100				$19.00
5/16/2013	Dr. Nelson	Open Market Purchase	Common Stock	2,900				$18.941
5/20/2013	Dr. Nelson	Open Market Purchase	Common Stock	10,250				$18.474
8/27/2013	GDN Holdings, LLC	Cash Warrant Exercise	Common Stock	53,916				$9.28
8/27/2013	GDN Holdings, LLC	Cash Warrant Exercise	Common Stock	117,399				$9.28

Date		Type of Activity	Type of Security	Amount		Date Exercisable	Exercise Price	Purchase Price of Security
9/4/2013	Dr. Nelson	Director Compensation	Restricted Stock Units	4,581	(1)	8/13/2015	(2)	$0
9/4/2013	Dr. Nelson	Director Compensation	Restricted Stock Unites	4,580		(3)	(3)	$0

(1)	Represents shares of common stock received at the election of the reporting person, in lieu of cash payment, as a retainer for service as a director of the Company during fiscal year 2014.
(2)	Each restricted stock unit represents the right to receive a payment from the Company equal in value to the market price per share of Company common stock on the date of payment, and will be payable in cash or shares of the Company’s Common Stock on the payment date.
(3)	Each restricted stock unit represents the right to receive a payment from the Company equal in value to the market price per share of the Common Stock on the date of payment, and shall be payable in cash or shares of the Company’s Common Stock beginning six months following termination of Dr. Nelson’s board membership; provided, however, that the restricted stock units vest in quarterly amounts of 1,145 on 9/30/2013, 12/31/2013, 3/31/2014, and 6/30/2014.

(d) Not applicable

(e) The Reporting Persons ceased being the beneficial owners of more than 5% of the outstanding Common Stock of the Company on December 31, 2013, due to the increase in shares of Company Common Stock outstanding from the date of the Reporting Persons’ prior filing on Schdule 13D. The Reporting Persons will have no further obligation to file a Schedule 13D until such time, if any, when the Reporting Persons beneficially own more than 5% of the outstanding Common Stock of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company, other than the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 1 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement dated as of February 11, 2014, by and between Glen D. Nelson, M.D., Glen D. Nelson 2012 family Trust and GDN Holdings, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2014	/s/ Glen D. Nelson
Glen D. Nelson, M.D.

GLEN D. NELSON 2012 FAMILY TRUST

	By:	/s/ Glen D. Nelson
Trustee

	By:	/s/ Julia L. Rau
Trustee

GDN HOLDINGS, LLC

	By:	/s/ Glen D. Nelson
	Its:	Governor and Chief Managing Member

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree to file a joint Schedule 13D, and any required amendments to such Schedule, with respect to the interests of the undersigned in Cardiovascular Systems, Inc. and that the Schedule 13D to which this Agreement is attached has been filed on behalf of each of the undersigned.

Dated: February 11, 2014	/s/ Glen D. Nelson
Glen D. Nelson, M.D.

GLEN D. NELSON 2012 FAMILY TRUST

	By:	/s/ Glen D. Nelson
Trustee

	By:	/s/ Julia L. Rau
Trustee

GDN HOLDINGS, LLC

	By:	/s/ Glen D. Nelson
	Its:	Governor and Chief Managing Member